N O ACT

NO
1-25-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13003533

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 25 2013

Washington, DC 20549

January 25, 2013

Jay L. Swanson
Dorsey & Whitney LLP
swanson.jay@dorsey.com

Act: 1934
Section: ____
Rule: 14a-8
Public
Availability: 1-25-13

Re: U.S. Bancorp

Dear Mr. Swanson:

This is in regard to your letter dated January 25, 2013 concerning the shareholder proposal submitted by Domini Social Investments; the Adrian Dominican Sisters; Calvert Investment Management, Inc.; and First Affirmative Financial Network, LLC for inclusion in U.S. Bancorp's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that U.S. Bancorp therefore withdraws its December 18, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Adam Kanzer
Domini Social Investments LLC
akanzer@domini.com


A NEW
CENTURY
OF SERVICE
1912 | 2012


DORSEY
DORSEY & WHITNEY LLP

JAY L. SWANSON
(612) 340-2763
FAX (612) 340-7800
swanson.jay@dorsey.com

January 25, 2013

VIA ELECTRONIC MAIL *(shareholderproposals@sec.gov)*

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: U.S. Bancorp
Withdrawal of No-Action Request dated December 18, 2012

Ladies and Gentlemen:

Reference is made to our letter, dated December 18, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance concur in our view that U.S. Bancorp (the "Company") may exclude the shareholder proposal (the "Proposal") submitted by Domini Social Investments and co-proponents Adrian Dominican Sisters, Calvert Investment Management, Inc. and First Affirmative Financial Network, LLC (collectively, the "Proponents") from the Company's proxy statement for its 2013 annual meeting of shareholders.

Attached as Exhibit A is a copy of a letter, dated January 23, 2013 (the "Withdrawal Communication"), from Domini Social Investments, as lead sponsor of the Proposal, withdrawing the Proposal on behalf of the Proponents. In reliance on the Withdrawal Communication, we hereby withdraw the No-Action Request.

Please contact the undersigned at (612) 340-2763 or swanson.jay@dorsey.com if you should have any questions or need additional information. Thank you for your attention to this matter.

Sincerely,

Jay L. Swanson

JLS/jmz

Attachment



cc: Domini Social Investments (akanzer@domini.com)
Adrian Dominican Sisters (jbyron@ipjc.org)
Calvert Investment Management, Inc. (shirley.peoples@calvert.com)
First Affirmative Financial Network, LLC (akanzer@domini.com)
Mr. Lee R. Mitau (lee.mitau@usbank.com)
Ms. Laura F. Bednarski (laura.bednarski@usbank.com)

EXHIBIT A

Withdrawal Communication

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

January 23, 2013

U.S. Bancorp
Attention: Corporate Secretary
BC-MN-H230
800 Nicollet Mall
Minneapolis, MN 55402
Fax: 612-303-0898

Dear Secretary:

I am writing on behalf of Domini Social Investments LLC, the lead sponsor of a shareholder proposal seeking a report on payday lending. We are pleased to notify you that we have elected to withdraw our proposal in exchange for commitments made in a letter dated January 16 from Laura Bednarski.

Please let me know if you need anything further. I can be reached at (212) 217-1027 or at akanzer@domini.com.

Sincerely,



Adam Kanzer
Managing Director & General Counsel

cc:
Laura F. Bednarski, Senior Vice President and Associate General Counsel, at laura.bednarski@usbank.com
Sister Judy Byron, OP, Representative of the Adrian Dominican Sisters
Shirley Peoples, Calvert

DORSEY™

AMY L. SCHNEIDER
Partner
(612) 340-2971
FAX (952) 516-5696
schneider.amy@dorsey.com

December 18, 2012

VIA ELECTRONIC MAIL ***(shareholderproposals@sec.gov)***

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: U.S. Bancorp
Shareholder Proposal of Domini Social Investments and Co-Filers

Ladies and Gentlemen:

U.S. Bancorp, a Delaware corporation (the "*Company*"), has received an identical shareholder proposal (the "*Proposal*") from each of Domini Social Investments and co-filers Adrian Dominican Sisters, Calvert Investment Management, Inc. and First Affirmative Financial Network, LLC (collectively, the "*Proponents*") for inclusion in the Company's proxy statement for its 2013 annual meeting of shareholders (the "*2013 Annual Meeting*"). The Company believes it properly may omit the Proposal from its proxy materials for the 2013 Annual Meeting for the reasons discussed below.

The Company respectfully requests confirmation that the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2013 Annual Meeting in reliance upon Rule 14a-8(i)(10), Rule 14a-8(i)(3) and/or Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter, including its attachments, is being simultaneously sent to the Proponents as notice of the Company's intent to omit the Proposal from its proxy materials. We will promptly forward to the Proponents any response received from the Staff to this request that the Staff transmits by email or fax only to us.

I. The Proposal

The Proposal recommends that the shareholders of the Company adopt the following resolution:

> "RESOLVED Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit

> advance lending described above on US Bancorp and its customers. Such a report should be prepared at reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products."

The Proposal was submitted to the Company pursuant to letters from the Proponents dated November 7, 2012 to November 9, 2012. A copy of the Proposal, supporting statement and related correspondence submitted to the Company by each of the Proponents is attached to this letter as *Appendix A*.

II. Grounds for Exclusion

We believe that the Proposal may properly be excluded from the Company's proxy materials for the 2013 Annual Meeting pursuant to:

A. Rule 14a-8(i)(10), because the Proposal has already been substantially implemented;

B. Rule 14a-8(i)(3), because the Proposal contains a number of materially misleading statements and its request is so inherently vague and indefinite as to be misleading; and

C. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

Each of these grounds for exclusion is discussed below.

A. The Proposal is Excludable Because it Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release No. 34-12598* (Jul. 7, 1976) (regarding the predecessor rule to Rule 14a-8(i)(10)). The Staff has found a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991); *see also Aluminum Company of America* (Jan. 16, 1996) (in which the Staff stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal.").

The Staff has consistently interpreted Rule 14a-8(i)(10) to mean that a company has substantially implemented a proposal when it has implemented the essential objective of the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); and *ConAgra Foods, Inc.* (July 3, 2006). Furthermore, the company need not take the exact action requested, and the company may exercise discretion in implementation without losing the right to exclude the proposal. *McKesson Corp.* (Apr. 8, 2011).

The Proposal requests that the Company's Board of Directors (the "*Board*") prepare a report discussing the adequacy of the Company's policies in addressing the social and financial impacts of direct deposit advance lending on the Company and its customers. The Company strongly believes that it has already substantially implemented the Proposal through its required regulatory reporting and the preparation of reports by management for the Board and its committees.

During 2012, the Company has provided extensive information to the Consumer Financial Protection Bureau (the "*CFPB*"), one of its primary regulators, with respect to the Company's direct deposit advance lending product (which the Company refers to as its "*Checking Account Advance*" or "*CAA*" *product*). According to the CFPB, its primary mission is "to make markets for consumer financial products and services work for Americans." The goals of the CFPB would appear to be virtually synonymous with the goals of the Proponents in making the Proposal.

As part of its in-depth examination of the Company's Checking Account Advance product in 2012, the CFPB required the Company to produce extensive information intended to assist the CFPB in assessing the appropriateness of the CAA product for consumers. This information included detailed customer transactional data, revenue information, utilization statistics and other metrics. The information provided to the CFPB also addressed how the Company's policies and procedures governing the CAA product are developed and affect the Company and its customers.

In addition, the Office of the Comptroller of the Currency (the "*OCC*"), another of the Company's primary regulators, regularly reviews all of the Company's lending policies, including the policies that relate directly to the Checking Account Advance product. The Company provides quarterly reports to the OCC specifically relating to the CAA product, which contain information relating to loss ratios, product design, risk analysis, revenue to risk ratios and other financial metrics.

If the Proposal were implemented, the report issued by the Board would be based necessarily on a report regarding the Checking Account Advance product prepared by management. Management has already prepared reports on the CAA product for the Board. In the past, such reports have been presented by management to the Board's Community Reinvestment and Public Policy Committee. In addition, in-depth reports on the Checking Account Advance product were made by management to the full Board and its Governance Committee at meetings held in December 2012. Therefore, the report requested by the Proposal has already been essentially prepared. Although none of the reports on the CAA product prepared by the Company are publicly available, the Proposal does not request public disclosure of the report it requests the Board to prepare.

The Staff has consistently found proposals requesting information already produced by banks and other companies to be excludable under Rule 14a-8(i)(10). In 2011, Bank of America Corp. received a shareholder proposal requesting that the board of directors adopt a succession planning policy and annually produce a report on succession planning to shareholders. The Staff found the proposal to be excludable under Rule 14a-8(i)(10), because

Bank of America had already adopted a succession planning policy and, therefore, substantially implemented the Proposal. *Bank of America Corp.* (March 4, 2011). In 2012, JP Morgan Chase & Co. received a shareholder proposal requesting that the board of directors assess how the company was responding to risks (including reputational risks) associated with the company's high levels of executive compensation and report to shareholders regarding such assessment. The Staff found the proposal excludable under Rule 14a-8(i)(10) because previous actions taken by JPMorgan Chase compared favorably with the guidelines of the proposal. *JP Morgan Chase & Co.* (March 15, 2012).

The Staff has also determined that shareholder proposals requesting disclosure had already been substantially implemented and were therefore excludable when the company's existing disclosures were similar to those requested in the proposal. *See MGM Resorts Int'l.* (January 10, 2012) (proposal requesting that the board prepare a report on the company's sustainability policies and performance); *Entergy Corp.* (February 14, 2012) (proposal requesting the company's directors to conduct a special review of the company's nuclear safety policies and practices and prepare a report); and *Bank of America Corp.* (January 14, 2008) (proposal requesting that the board of directors meeting attendance records for the prior year be reported in the notice of annual meeting of stockholders).

The Proposal requests that the Board prepare a report discussing the adequacy of the Company's policies in addressing the social and financial impacts of the Checking Account Advance product on the Company and its customers. As noted above, the Company's extensive regulatory reporting and management reports to the Board already address the impact of the CAA product on the Company and its customers. Therefore, the Company has substantially implemented the Proposal, and the Proposal is excludable under Rule 14a-8(i)(10).

B. The Proposal is Excludable Because It Contains Materially Misleading Statements and is Impracticably Vague.

As discussed below, the Proposal is excludable because it is materially misleading. In addition, the Proposal is impermissibly vague and does not provide adequate guidance to the Company or its shareholders with respect to the actions the Proposal requires.

1. The Proposal is Excludable Because it Contains Misleading Material Information in Violation of Rule 14a-8(i)(3) and Rule 14a-9.

The Proponents' supporting statement attempts to equate the CAA product with predatory lending practices associated with conventional payday lenders. This effort makes the Proposal misleading, because the Company's Checking Account Advance product is significantly different from traditional payday loans made by non-bank lenders.

The Proposal will mislead shareholders because it strongly implies that the Company's CAA product is the same as traditional payday lending products. Even though the CAA product does not present the same risks and detrimental consequences for consumers as conventional payday lending, the Proposal begins with generic statements from multiple third-party sources condemning payday loans. The Proposal is titled "Payday Lending," directly states that the CAA product "resemble[s] payday loans," and references "payday lending," "payday loans" and "predatory lending" a total of seven times. The statements in the Proposal regarding predatory payday loans that are designed to disquiet the Company's shareholders are misleading, because they suggest that the Company is engaged in predatory lending.

There is no universally accepted definition of "predatory lending." However, traditional payday lending, which appears to be the actual focus of the Proposal, is significantly different from the Checking Account Advance product offered by the Company. Unlike the CAA product, traditional payday loans, which are often characterized as "predatory," typically may be in amounts up to 100% of a customer's paycheck; include interest charges, other additional fees and higher minimum loan amounts; have no limits on repeat use; require no existing relationship with the lender; and can subject the borrower to aggressive collection actions and fees. Based on surveys of the Company's customers, CAA product customers recognize the difference between the CAA product and conventional payday loans, with 93% of the customers surveyed preferring the CAA product over payday loans.

In contrast to typical payday loans, the CAA product may only be used by the Company's existing deposit customers who are eligible to use the product subject to appropriate criteria. Unlike payday lenders, the Company does not advertise the CAA product to the general public or otherwise attempt to lure unsuspecting consumers to use the product. Other than the CAA product fee, which is clearly disclosed to the Company's customers, the CAA product involves no interest charges or other fees. In contrast to companies that offer conventional payday loans, the Company is subject to extensive regulation, including examinations of its products and the demand for such products by the Company's customers.

Unlike traditional payday loans, the Company's CAA product incorporates a variety of safeguards designed to limit its long-term use, and properly educate customers about the product. These safeguards are described on the Company's website. Among other things, in order to be eligible to use the Checking Account Advance product, a customer of the Company must (i) have been a deposit customer of the Company for at least six months, (ii) have recurring direct deposit activity in his or her checking account of at least $100 for at least two statement cycles, and (iii) have a checking account in good standing without a history of excessive overdraft usage.

In addition, the Company has other significant safeguards in place to help customers manage their use of the Checking Account Advance product. For example, a customer may not borrow in excess of 50% of his or her monthly direct deposit amount or $500 per month, whichever is less. This feature allows for at least half of a customer's monthly direct deposit to be available for other expenses and for repayment of the advance.

Customers who obtain a checking account advance for nine consecutive months become ineligible to receive additional advances for a 90-day period. Customers are advised of this "cooling off" period before each advance and through letters and e-mails after three, five, six, seven and nine months of consecutive advances. In addition, because the Company is a full-service consumer bank, it can screen its CAA customers to determine whether they are eligible for other more conventional credit products that are provided by the Company. The

Company extends a firm offer of a more conventional credit product to eligible customers who have previously used the CAA product.

The Company provides numerous disclosures to its customers relating to the cost, features, terms and restrictions of the CAA product. They are informed that the CAA product is a high cost credit option intended only for short-term borrowing needs. The Company uses a multi-media approach to consumer education about the product, including on-line videos, detailed FAQs and an easy to use Quick Reference Guide. In these materials, consumers are reminded that lower cost credit options may be available to them, including alternative credit products offered by the Company.

A specific example of a misleading statement included in the Proposal is the following:

> "The FDIC has stated that 'providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending.'"

This statement, which was made by the Federal Deposit Insurance Corporation (the "*FDIC*") in a March 1, 2005 Financial Institution Letter, relates to traditional payday lending. At the time the statement was made, banks did not typically offer direct deposit advance lending products. The Company launched the CAA product in 2006, after working closely with the OCC during the development of an appropriate structure for the product.

Rule 14a-8(i)(3) and Rule 14a-9 together prohibit "materially false or misleading statements in proxy soliciting materials." In *Staff Legal Bulletin No. 14B* (September 15, 2004), the Staff stated that shareholder proposals are excludable from proxy statements when "the company demonstrates objectively that a factual statement is materially false or misleading." According to the U.S. Supreme Court, a fact is deemed material if "there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote." *TSC Industries. Inc. v. Northway, Inc.*, 426 U.S. 438, 439 (1976).

By equating the CAA product with predatory lending, the supporting statement for the Proposal will mislead shareholders in a way that would have a substantial likelihood of affecting their vote on the Proposal. Because materially misleading statements are included in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3) and Rule 14a-9.

2. *The Proposal is Excludable under Rule 14a-8(i)(3) Because It Is so Vague and Indefinite as to be Misleading.*

The Proposal requests that the Company's Board prepare "a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending ... on US Bancorp and its customers." On its face, the Proposal is extremely vague and indefinite.

When a proposal is overly vague, the Staff has found that the proposal is misleading and excludable under Rule 14a-8(i)(3). The standard for impermissibly vague proposals articulated by the Commission under Rule 14a-8(i)(3) is that "neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B.*

When key terms are vague to the point that materially differing interpretations of the requirements of a shareholder proposal are possible, the Staff has determined that such a proposal is excludable under Rule 14a-8(I)(3). *See, e.g. Berkshire Hathaway, Inc.* (March 2, 2007) (allowing for exclusion of a proposal under Rule 14a-8(i)(3) where the proposal prohibited the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by executive order); *Prudential Financial, Inc.* (February 16, 2007) (allowing for exclusion of a proposal where the proposal made vague references to "management controlled programs" and "senior management incentive compensation programs"); and *Verizon Communications Inc.* (February 21,2008) (allowing for exclusion of a proposal where the proposal failed to define the term "industry peer group" and "relevant time period").

The Proposal contains a number of extremely vague terms. For example, the Proposal requests that the Board discuss the "adequacy" of the Company's policies relating to direct deposit advance lending. However, the Proposal does not define the standard by which adequacy should be determined. The number of different metrics that the Board could consider in determining the adequacy of its policies is virtually endless.

The Proposal contains no indication which regulatory authority, if any, would provide the appropriate framework for determining whether the Company's policies are adequate. As noted above, the Company already reports on its lending policies to different banking regulators, which are charged with examining the soundness of the Company's lending practices. The Proponents seem to suggest that the information already produced by the Company for its own bank examiners, based on guidance promulgated by the CFPB and OCC, is not adequate.

In addition, the Proposal would require the Board to address the "social and financial impacts" of direct deposit advance lending. It is totally unclear what social and financial impacts are being referred to in the Proposal. The supporting statement for the Proposal refers to the effect of payday lending on "both the housing and financial markets" and "the economy as a whole." These references seem to suggest that the Board would need to address the consequences of the CAA product on our entire society and economy. The Company is also unsure what sort of research it would be required to conduct in order to comply with this vague request.

Also, the Proposal provides no guidance on what action the Company is expected to take with respect to the requested report once it has been prepared. The Proposal does not specify whether the report would need to be disclosed publicly. It is also unclear, if public disclosure would be required by the Proposal, what form of disclosure would be required. As discussed above, the Company already provides reports to its regulators on its lending policies, including policies specifically related to its CAA product.

The Staff has granted no-action relief to companies where the shareholder proposal fails to specify what the company should do with the requested report once it is prepared. In *Albertson's Inc.* (March 5, 2004), the Staff permitted exclusion of a proposal requesting the company "prepare a sustainability report ... based on the Global Reporting Initiative's sustainability reporting guidelines" where the proposal provided no guidance as to what the company should do with the report after it was prepared. *See also, Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting management to prepare a report describing the environmental, social and economic impacts of certain of its farming operations where the proposal provided no guidance as to what the company should do with the report after it was prepared). In both instances, the Staff determined the proposals were excludable under Rule 14a-8(i)(3) as vague and indefinite. Like the proposals in *Albertson's Inc.* and *Smithfield Foods, Inc.*, the Proposal is indefinite as to what the Board should do with the report once it is prepared.

For the reasons discussed above, the Proposal is impermissibly vague under standards established by the Commission. Accordingly, because the Proposal is so vague and indefinite as to be misleading, it should be excludable under Rule 14a-8(i)(3).

C. The Proposal is Excludable Because it Attempts to Impose Shareholder Authority Over a Subject Matter Relating to the Company's Ordinary Business.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. In *Exchange Act Release No. 34-40018* (May 21, 1998), the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Staff has consistently determined that shareholder proposals relating to a bank's lending practices are excludable based on the ordinary business exclusion rule. In particular, the Staff has allowed the exclusion of proposals concerning a bank's credit policies, loan underwriting and customer relations. In *Wells Fargo & Company* (February 16, 2006) and *Bank of America Corp.* (March 7, 2005), the Staff found that shareholder proposals pertaining to a bank's policies relating to the decision to extend credit to particular types of customers (including payday lenders) were excludable under Rule 14a8-(i)(7), because they related to the bank's ordinary business operations. *See also Bancorp Hawaii, Inc.* (February 27, 1992) (finding that a proposal regarding policies relating to purchasing bonds, making loans and acting as a financial consultant were excludable because such policies related to the company's day-to-day business operations); and *Citicorp* (January 19, 1989) (finding excludable a proposal relating to loans offered to corporations which had changed their annual meeting dates). Because the Proposal relates to the Company's lending practices, a quintessential part of ordinary business operations of a bank holding company, the Proposal should be excludable under Rule 14a-8(i)(7).

The subject matter of the report requested in the Proposal also relates to the Company's general compliance with laws and regulations. The supporting statement for the Proposal specifically references the "regulatory, legal and reputational risks" direct deposit advance lending may pose to the Company and concerns expressed by regulators about payday loans, including the FDIC and CFPB. The Proposal explicitly questions the controls, policies and procedures the Company has in place to comply with applicable laws and regulations governing direct deposit advance lending.

The Staff has consistently permitted the exclusion of shareholder proposals that relate to companies' regulatory or legal compliance programs as a matter of ordinary business. In doing so, the Staff has repeatedly recognized that oversight of a company's legal compliance program is a core function of company management. *See Halliburton Company* (Mar. 10, 2006) (permitting exclusion of a proposal requesting the board of directors prepare a report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); and *The AES Corp.* (Jan. 9, 2007) (permitting exclusion of a proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments).

The Proposal asks the Company to prepare a report addressing the regulatory, legal and reputational risks direct deposit advance lending may pose. The Company's policies and practices to insure compliance with rules and regulations governing its lending practices are fundamental elements of Company management's day-to-day operation of the business. Because the Proposal directly relates to its compliance with applicable regulations and laws concerning its direct deposit advance lending policies, the Proposal is excludable under Rule 14a-8(i)(7).

The Proposal requests the Board to prepare a report. The Commission has stated that where a proposal requests that a company prepare a report on specific aspects of its business, "the Staff will consider whether the subject matter of the special report ... involves a matter of ordinary business" and "where it does, the Proposal will be excludable." *Exchange Act Release No. 34-20091* (Aug. 16, 1983). In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See FedEx Corp.* (July 14, 2009); *AT&T Corp.* (Feb. 21, 2001); and *The Mead Corp.* (Jan. 31, 2001). Since the topic of the report requested in the Proposal is the adequacy of the Company's direct deposit advance lending policies, the Proposal relates to the Company's ordinary business operations.

The Company acknowledges that the Commission has determined that certain shareholder proposals dealing with social policy issues which transcend the day-to-day business of a company are not excludable under Rule 14a-8(i)(7). *See Staff Legal Bulletin No. 14E.* Specifically, the Staff has found that proposals dealing with predatory lending practices transcend day-to-day business operations. *See, e.g., Cash America International, Inc.* (Feb. 13, 2008).

In 2008, the Staff refused to exclude under Rule 14a-8(i)(7) a proposal made to Cash America International, Inc. ("*Cash America*") regarding predatory lending policies. The proposal sought to impose various requirements on Cash America, which operated pawn shops and provided "pawn loans, which are non-recourse loans secured by tangible personal property, check cashing and related financial services." Cash America also offered "short-term unsecured cash advances to individuals, commonly referred to as 'payday loans,' through most of its pawn lending locations." The proposal sought to have Cash America "form an independent committee of outside directors to oversee the amendment of the current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices and provide a report to shareholders that offers assurances about the adequacy of the policy and its enforcement ...."

Unlike the Cash America proposal, the Proposal does not transcend the Company's day-to-day business operations by raising a significant social policy issue. As discussed in detail above (see Item II.B.1), the Company does not engage in predatory lending practices. The Checking Account Advance product, which is one of many credit products available to the Company's retail banking customers and is subject to bank lending policies that are reviewed by banking regulators, is different from the predatory payday lending practices that the Proposal cites as a significant social issue.

In the past, the Staff has not permitted proponents of shareholder proposals to undercut the ordinary business exclusion by alleging that a large financial institution's lending policies raise significant social policy issues. For example, in 2011, Bank of America Corp. was allowed to exclude a shareholder proposal relating to its lending practices under the ordinary business exception. *See Bank of America Corp.* (February 17, 2011). In this case, the proponent had attempted to transform a proposal relating to ordinary business operations into a public policy issue by adding certain "buzz words" and referring to the company's lending activities as "illicit" and making references to the current "financial crisis." Similarly, the Proponents cannot raise a significant social issue simply by including the term "predatory lending" in the Proposal when that term does not apply to the Checking Account Advance product.

Moreover, the Staff's no-action letters cited above suggest that whether the short-term lending practices under scrutiny in a shareholder proposal raise a significant policy issue transcending the ordinary business exclusion is determined by the type of lender and type of lending practices involved. In contrast to the Company, which operates a major national bank with a clear interest in maintaining its public reputation for being a responsible lender, Cash America was a payday lender that received a significant portion of its revenue stream through providing credit products structured without the safeguards and regulatory oversight applicable to the Checking Account Advance Product. Because the Company does not engage in predatory lending, no significant social policy issue is presented by the Proposal. Because the Proposal relates to the ordinary business operations of the Company and does not present a significant public policy issue, the Proposal is excludable under Rule 14a-8(i)(7).

* * * * * *

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2013 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials. If the Staff has any questions or comments regarding this filing, please contact Jay L. Swanson of this firm at (612) 340-2763, or Lee R. Mitau, Executive Vice President and General Counsel of the Company, at (651) 466-3000.

Sincerely,



Amy L. Schneider

Enclosures

cc: Domini Social Investments (akanzer@domini.com)
Adrian Dominican Sisters (jbyron@ipjc.org)
Calvert Investment Management, Inc. (shirley.peoples@calvert.com)
First Affirmative Financial Network, LLC (akanzer@domini.com)
Lee R. Mitau, Esq. (lee.mitau@usbank.com)
Jay L. Swanson (swanson.jay@dorsey.com)

Appendix A

Domini SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 7, 2012

Lee R. Mitau
Corporate Secretary
U.S. Bancorp
BC-MN-H23I
800 Nicollet Mall
Minneapolis, Minnesota 55402

VIA Federal Express

Re: <u>Shareholder Proposal on Payday Lending</u>

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

We are submitting the attached proposal regarding US Bancorp's payday lending practices for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

We have held more than $2,000 worth of US Bancorp shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of US Bancorp shares from our portfolio's custodian is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You may be receiving identical proposals from other filers. Please consider me to be lead proponent for purposes of communication.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. Please contact Tessie Petion at (212) 217-1067, or at tpetion@domini.com, or I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,



Adam Kanzer
Managing Director & General Counsel

Encl.



US Bancorp Resolution 2012
Payday Lending

WHEREAS

Payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to US Bancorp's most financially vulnerable customers and to the company itself.

US Bancorp charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

This lending may pose significant regulatory, legal, and reputational risks to US Bancorp. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. US Bancorp is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

US Bancorp has disclosed information to its shareholders and on its website about this service but has not shared sufficient information for shareholders to assess the full set of attendant risks, including risks to vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above on US Bancorp and its customers. Such a report should be prepared at reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

November 7, 2012

U.S. Bancorp
Attn: Corporate Secretary
BC-MN-H231
800 Nicollet Mall
Minneapolis, MN 55402-2511
800.236.7700

To the Corporate Secretary:

The Adrian Dominican Sisters are concerned that the high-cost Checking Account Advance loans extended by U.S. Bancorp are not responsible lending in that they are not in the best interest of the Company, its customers and the U.S. economy.

Therefore, the Adrian Dominican Sisters is co-filing the enclosed resolution with Domini Social Investments for action at the annual meeting in 2013. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

The Adrian Dominican Sisters is the beneficial owner of at least $2000 worth of U.S. Bancorp common stock. A letter verifying ownership in U.S. Bancorp continuously for at least twelve months is forthcoming under separate cover. We will continue to hold the required number of shares in U.S. Bancorp through the annual meeting in 2013.

We designate Adam Kanzar, akanzer@domini.com, of Domini Social Investments as the lead filer to act on our behalf for all purposes in connection with this proposal. Please copy us on all communications: Judy Byron, OP, jbyron@ipjc.org/

Sincerely,

Sister Judy Byron, OP

Sister Judy Byron, OP
Representative of the Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115
jbyron@ipjc.org

Encl.: Resolution

US Bancorp Resolution 2012
Payday Lending

WHEREAS

Payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to US Bancorp's most financially vulnerable customers and to the company itself.

US Bancorp charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

This lending may pose significant regulatory, legal, and reputational risks to US Bancorp. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. US Bancorp is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

US Bancorp has disclosed information to its shareholders and on its website about this service but has not shared sufficient information for shareholders to assess the full set of attendant risks, including risks to vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above on US Bancorp and its customers. Such a report should be prepared at reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 9, 2012

Lee R. Mitau
Corporate Secretary
U.S. Bancorp
BC-MN-H23I
800 Nicollet Mall
Minneapolis, Minnesota 55402

Dear Mr. Mitau:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 44 mutual funds sponsored by Calvert Investments, Inc., including 23 funds that apply sustainability criteria, and in particular, the Funds listed below. As of November 1, 2012, Calvert had over $12.1 billion in assets under management.

The Calvert Social Index Fund, Calvert Large Cap Value Fund, Calvert VP S&P 500 Index Portfolio, Calvert VP SRI Large Cap Value Portfolio, Calvert VP SRI Large Cap Value Portfolio, Calvert Balanced Portfolio, and Calvert VP SRI Balanced Portfolio (together, referred to as the Funds, each referred to individually as a Fund) are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow under separate cover). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own shares in the Company through the date of the 2013 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds, are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing the adequacy of the Company's lending policies in addressing the social and financial impacts of the direct deposit advance product on its customers.

We understand that Adam Kanzer on behalf of Domini Social Investments is submitting an identical proposal. Calvert recognizes the Domini as the lead filer and intends to act as a co-sponsor of the resolution. Domini has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Domini as it relates to the proposal. In this regard, please direct any correspondence to Shirley Peoples at (301) 951-4817 or contact her via email at shirley.peoples@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke, Esq.
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Assistant Vice President and Deputy General Counsel, Calvert Investment Management Inc.

Enclosures: Resolution

cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Investments Management, Inc.
Stu Dalheim, Manager of Advocacy, Calvert Investments Management, Inc.
Shirley Peoples, Senior Sustainability Analyst, Calvert Investments Management, Inc.
Adam Kanzer, Managing Director & General Counsel, Domini Social Investments

US Bancorp Resolution 2012
Payday Lending

WHEREAS
Payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to US Bancorp's most financially vulnerable customers and to the company itself.

US Bancorp charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

This lending may pose significant regulatory, legal, and reputational risks to US Bancorp. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. US Bancorp is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

US Bancorp has disclosed information to its shareholders and on its website about this service but has not shared sufficient information for shareholders to assess the full set of attendant risks, including risks to vulnerable customers.

RESOLVED
Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above on US Bancorp and its customers. Such a report should be prepared at reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT
We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

November 8, 2012

Lee R. Mitau
Corporate Secretary
U.S. Bancorp
BC-MN-H23I
800 Nicollet Mall
Minneapolis, Minnesota 55402

Re: Shareholder Proposal on Payday Lending

Dear Mr. Mitau,

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $740 million in assets under management. We hold more than 28,000 shares of U.S. Bancorp common stock on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative joins Domini Social Investments to co-file the enclosed shareholder resolution with U.S. Bancorp. We support the inclusion of this proposal in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, First Affirmative is the beneficial holder of more than $2,000 of U.S. Bancorp common stock, acquired more than one year prior to today's submission of this resolution, and has held more than $2000 in shares continuously for that time. We intend to remain invested in this position continuously through the date of the 2013 annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

Domini Social Investments is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate. Please direct all communications to Domini Social Investments:

Adam Kanzer
akanzer@domini.com.
(212) 217-1027

Please confirm receipt of this resolution to:

Holly A. Testa, Shareowner Advocate
hollytesta@firstaffirmative.com
303-641-5190

Sincerely,



Steven J. Schueth
President
First Affirmative Financial Network, LLC

Enclosures: resolution

US Bancorp Resolution 2012
Payday Lending

WHEREAS

Payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to US Bancorp's most financially vulnerable customers and to the company itself.

US Bancorp charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

This lending may pose significant regulatory, legal, and reputational risks to US Bancorp. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. US Bancorp is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line. In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

US Bancorp has disclosed information to its shareholders and on its website about this service but has not shared sufficient information for shareholders to assess the full set of attendant risks, including risks to vulnerable customers.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above on US Bancorp and its customers. Such a report should be prepared at reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.